SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2006

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-12012 AND 333-123559.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        (Registrant)



                                        By: /s/ Amnon Shemer
                                        ------------------
                                        Amnon Shemer
                                        Chief Financial Officer



Date:   March 27, 2006

ELTEK LTD.

Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il

ELTEK LTD. RECEIVES $1.6 MILLION OF ORDERS FROM A EUROPEAN MEDICAL EQUIPMENT MANUFACTURER

ELTEK PLANS TO SUPPLY THE ORDERS IN THE SECOND QUARTER 0F 2006

PETACH-TIKVA, Israel, March 27, 2006 - Eltek Ltd., the leading Israeli manufacturer of advanced Flex-Rigid circuitry solutions, today announced that it has received orders valued at $1.6 million from a European customer for flex - rigid PCBs that will be used in the production of advanced medical equipment. The flex - rigid PCBs are expected to be delivered during the second quarter of 2006.

"These new orders are a part of the momentum we have been recently experiencing in our European and U.S. operations. Our flex-rigid PCB circuits are going to be integrated into this client's new generation of advanced equipment, and it is reasonable to expect that we will receive follow-on orders in subsequent quarters," said Arie Reichart, President and Chief Executive Officer of Eltek.

ABOUT THE COMPANY

Eltek is Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products.. For more information, visit Eltek's World Wide Web site at www.eltekglobal.com.

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO STATEMENTS REGARDING EXPECTED RESULTS IN FUTURE QUARTERS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE, PRODUCT DEMAND, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE, THE SALES CYCLE, CHANGING ECONOMIC CONDITIONS AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.